Exhibit 99.1

Leju Reports Third Quarter 2020 Results and Issues Notice of Annual General Meeting

BEIJING, November 23, 2020 — Leju Holdings Limited (“Leju” or the “Company”) (NYSE: LEJU), a leading e-commerce and online media platform for real estate and home furnishing industries in China, today announced its unaudited financial results for the fiscal quarter and nine months ended September 30, 2020.

Third Quarter 2020 Financial Highlights

•                      Total revenues increased by 13% year-on-year to $209.4 million.

•                      Revenues from e-commerce services increased by 12% year-on-year to $172.4 million.

•                      Revenues from online advertising services increased by 17% year-on-year to $36.7 million.

•                      Net income attributable to Leju Holdings Limited shareholders was $11.7 million, or $0.08 per diluted American depositary share (“ADS”), an increase of 5% from $11.2 million, or $0.08 per diluted ADS, for the same quarter of 2019

•                      Non-GAAP1 net income attributable to Leju Holdings Limited shareholders was $14.7 million, or $0.11 per diluted ADS, an increase of 4% from $14.1 million, or $0.10 per diluted ADS, for the same quarter of 2019.

First Nine Months 2020 Financial Highlights

•                      Total revenues increased by 5% year-on-year to $489.1 million.

•                      Revenues from e-commerce services increased by 4% year-on-year to $377.8 million.

•                      Revenues from online advertising services increased by 9% year-on-year to $110.7 million.

•                      Income from operations was $14.0 million, an increase of 61% from $8.7 million for the same period of 2019.

•                      Non-GAAP income from operations was $24.8 million, an increase of 25% from $19.9 million for the same period of 2019.

•                      Net income attributable to Leju Holdings Limited shareholders was $13.2 million, or $0.10 per diluted ADS, an increase of 88% from $7.0 million, or $0.05 per diluted ADS for the same period of 2019.

•                      Non-GAAP net income attributable to Leju Holdings Limited shareholders was $21.9 million, or $0.16 per diluted ADS, an increase of 38% from $15.9 million, or $0.12 per diluted ADS for the same period of 2019.

“We maintained strong momentum for our business development in the third quarter as we realized healthy growth in our advertising and e-commerce business,” said Mr. Geoffrey He, Leju’s chief executive officer. “During the third quarter we successfully held our ‘Suning & Leju 818 Summer Storm’ sale. In September, our affiliate company E-House and Alibaba jointly launched the Tmall Housing platform and the real estate transaction cooperation mechanism or ETC. As part of this, Leju, together with Tmall Housing, Suning e-buy and E-House, jointly launched the ‘Double 11 - Tmall Housing 10 Billion Subsidy’ promotion during the Double 11 period. These activities have received strong industry recognition, especially the “Double 11” promotion, which involved 302 brands and over 2,000 real estate projects. The success of these activities further highlights Leju’s multi-channel digital marketing capabilities, takes the development of our advertising and e-commerce business to the next level and further solidifies Leju’s position in the real-estate marketing industry as the leader in providing comprehensive solutions throughout the value chain.”

1    Leju uses in this press release the following non-GAAP financial measures: (1) income (loss) from operations, (2) net income (loss), (3) net income (loss) attributable to Leju shareholders, (4) net income (loss) attributable to Leju shareholders per basic ADS, and (5) net income (loss) attributable to Leju shareholders per diluted ADS, each of which excludes share-based compensation expense, amortization of intangible assets resulting from business acquisitions and income tax impact on the share-based compensation expense, amortization of intangible assets resulting from business combinations. See “About Non-GAAP Financial Measures” and “Unaudited Reconciliation of GAAP and Non-GAAP Results” below for more information about the non-GAAP financial measures included in this press release.

“In the fourth quarter, Leju will hold a series of influential annual events marking Double 12. We look forward to building on the momentum of Double 11, further enhancing our influence in the industry, increasing product innovation, and significantly improving the client coverage and service level as we end the year on a strong note and begin to prepare for 2021.”

Third Quarter 2020 Results

Total revenues were $209.4 million, an increase of 13% from $185.4 million for the same quarter of 2019, mainly due to an increase in revenues from e-commerce services and online advertising services.

Revenues from e-commerce services were $172.4 million, an increase of 12% from $153.4 million for the same quarter of 2019, primarily due to an increase in the number of discount coupons redeemed.

Revenues from online advertising services were $36.7 million, an increase of 17% from $31.5 million for the same quarter of 2019, primarily due to an increase in property developers’ demand for online advertising

Revenues from listing services were $0.3 million, a decrease of 45% from $0.5 million for the same quarter of 2019, primarily due to a decrease in secondary real estate brokers’ demand.

Cost of revenues was $14.8 million, an increase of 12% from $13.2 million for the same quarter of 2019, primarily due to increased cost of advertising resources purchased from media platforms related to the Company’s online advertising business.

Selling, general and administrative expenses were $181.8 million, an increase of 16% from $157.0 million for the same quarter of 2019, primarily due to increased marketing expenses related to the Company’s e-commerce business.

Income from operations was $12.9 million, a decrease of 18% from $15.8 million for the same quarter of 2019. Non-GAAP income from operations was $16.6 million, a decrease of 15% from $19.5 million for the same quarter of 2019.

Net income was $11.9 million, an increase of 5% from $11.3 million for the same quarter of 2019. Non-GAAP net income was $14.9 million, an increase of 4% from $14.2 million for the same quarter of 2019.

Net income attributable to Leju Holdings Limited shareholders was $11.7 million, or $0.08 per diluted ADS, an increase of 5% from $11.2 million, or $0.08 per diluted ADS, for the same quarter of 2019. Non-GAAP net income attributable to Leju Holdings Limited shareholders was $14.7 million, or $0.11 per diluted ADS, an increase of 4% from $14.1 million, or $0.10 per diluted ADS, for the same quarter of 2019.

First Nine Months 2020 Results

Total revenues were $489.1 million, an increase of 5% from $465.8 million for the same period of 2019, mainly due to an increase in revenues from e-commerce services and online advertising services.

Revenues from e-commerce services were $377.8 million, an increase of 4% from $362.6 million for the same period of 2019, primarily due to an increase in the number of discount coupons redeemed, partially offset by a decrease in the average price per discount coupon redeemed.

Revenues from online advertising services were $110.7 million, an increase of 9% from $101.8 million for the same period of 2019, primarily due to an increase in property developers’ demand for online advertising.

Revenues from listing services were $0.6 million, a decrease of 54% from $1.4 million for the same period of 2019, primarily due to a decrease in secondary real estate brokers’ demand.

Cost of revenues was $56.0 million, an increase of 2% from $55.1 million for the same period of 2019, primarily due to increased cost of advertising resources purchased from media platforms related to the Company’s online advertising business.

Selling, general and administrative expenses were $419.5 million, an increase of 4% from $403.0 million for the same period of 2019, primarily due to increased marketing expenses related to the Company’s e-commerce business.

Income from operations was $14.0 million, an increase of 61% from $8.7 million for the same period of 2019. Non-GAAP income from operations was $24.8 million, an increase of 25% from $19.9 million for the same period of 2019.

Net income was $13.8 million, an increase of 87% from $7.4 million for the same period of 2019. Non-GAAP net income was $22.5 million, an increase of 38% from $16.2 million for the same period of 2019.

Net income attributable to Leju Holdings Limited shareholders was $13.2 million, or $0.10 per diluted ADS, an increase of 88% from $7.0 million, or $0.05 per diluted ADS for the same period of 2019. Non-GAAP net income attributable to Leju Holdings Limited shareholders was $21.9 million, or $0.16 per diluted ADS, an increase of 38% from $15.9 million, or $0.12 per diluted ADS for the same period of 2019.

Cash Flow

As of September 30, 2020, the Company’s cash and cash equivalents and restricted cash were $273.8 million.

Third quarter 2020 net cash used in operating activities was $4.4 million, primarily comprised of a decrease in amounts due to related parties of $30.7 million, an increase in amounts due from related parties of $16.3 million and an increase in accounts receivable of $15.3 million, partially offset by non-GAAP net income of $14.9 million, an increase in other current liabilities and accrued expenses of $23.1 million, an increase in income tax payable and other tax payable of $7.7 million, and a decrease in customer deposits of $12.0 million.

Business Outlook

The Company estimates that its total revenues for the fourth quarter of 2020 will be approximately $230 million to $250 million, which would represent an increase of approximately 1% to 10% from $226.8 million in the same quarter in 2019. This forecast reflects the Company’s current and preliminary view, which is subject to change.

Leju to Hold Annual General Meeting on December 21, 2020

Leju announced that it will hold its annual general meeting of shareholders (the “AGM”) at Room 1120, 11/F, Yinli Building, No. 383 Guangyan Road, Shanghai, the People’s Republic of China on December 21, 2020 at 10:00AM (local time). No proposal will be submitted to shareholders for approval at the AGM. Instead, the AGM will serve as an open forum for shareholders and holders of the Company’s ADSs to discuss Company affairs with management.

Holders of record of the Company’s ordinary shares at the close of business on November 30, 2020 (Eastern Daylight Time) are entitled to receive notice of and attend the annual general meeting or any adjournment or postponement thereof. Holders of the Company’s ADSs are welcome to attend the AGM in person.

The notice of the annual general meeting is available on the Company’s website at http://ir.leju.com.

Conference Call Information

Leju’s management will host an earnings conference call on November 23, 2020 at 6 a.m. U.S. Eastern Time (7 p.m. Beijing/Hong Kong time).

Please register in advance of the conference using the link provided below and dial in 10 minutes prior to the call, using participant dial-in numbers, Direct Event passcode and unique registrant ID which would be provided upon registering. You will be automatically linked to the live call after completion of this process, unless required to provide the conference ID below due to regional restrictions.

PRE-REGISTER LINK: http://apac.directeventreg.com/registration/event/4452418

CONFERENCE ID: 4452418

A replay of the conference call may be accessed by phone at the following number until December 1, 2020:

U.S./International:	+1-855-452-5696
Hong Kong:	+800-963-117
Mainland China:	400-632-2162
Passcode:	4452418

Additionally, a live and archived webcast will be available at http://ir.leju.com.

About Leju

Leju Holdings Limited (“Leju”) (NYSE: LEJU) is a leading e-commerce and online media platform for real estate and home furnishing industries in China, offering real estate e-commerce, online advertising and online listing services. Leju’s integrated online platform comprises various mobile applications along with local websites covering more than 380 cities, enhanced by complementary offline services to facilitate residential property transactions. In addition to the Company’s own websites, Leju operates the real estate and home furnishing websites of SINA Corporation, and maintains a strategic partnership with Tencent Holdings Limited. For more information about Leju, please visit http://ir.leju.com.

Safe Harbor: Forward-Looking Statements

This announcement contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995.  These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “target,” “going forward,” “outlook” and similar statements. Leju may also make written or oral forward-looking statements in its reports filed or furnished with the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Leju’s beliefs and expectations, are forward-looking statements that involve inherent risks and uncertainties. A number of important factors could cause actual results to differ materially from those contained, either expressly or impliedly, in any of the forward-looking statements. Such factors include, but are not limited to, fluctuations in China’s real estate market; the highly regulated nature of, and government measures affecting, the real estate and internet industries in China; Leju’s ability to compete successfully against current and future competitors; its ability to continue to develop and expand its content, service offerings and features, and to develop or incorporate the technologies that support them; its reliance on SINA and others with which it has developed, or may develop in the future, strategic partnerships; substantial revenue contribution from a limited number of real estate markets; and relevant government policies and regulations relating to the corporate structure, business and industry of Leju. Further information regarding these and other risks, uncertainties or factors is included in the Company’s filings with the U.S. Securities and Exchange Commission. All information provided in this press release is current as of the date of the press release, and the Company does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under applicable law.

About Non-GAAP Financial Measures

To supplement Leju’s consolidated financial results presented in accordance with United States Generally Accepted Accounting Principles (“GAAP”), Leju uses in this press release the following non-GAAP financial measures: (1) income (loss) from operations, (2) net income (loss), (3) net income (loss) attributable to Leju shareholders, (4) net income (loss) attributable to Leju shareholders per basic ADS, and (5) net income (loss) attributable to Leju shareholders per diluted ADS, each of which excludes share-based compensation expense, amortization of intangible assets resulting from business acquisitions, and income tax impact on the share-based compensation expense and amortization of intangible assets resulting from business combinations. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP. For more information on these non-GAAP financial measures, please see the table captioned “Unaudited Reconciliation of GAAP and Non-GAAP Results” set forth at the end of this press release.

Leju believes that these non-GAAP financial measures provide meaningful supplemental information to investors regarding its operating performance by excluding share-based compensation expense and amortization of intangible assets resulting from business acquisitions, which may not be indicative of Leju’s operating performance. These non-GAAP financial measures also facilitate management’s internal comparisons to Leju’s historical performance and assist its financial and operational decision making. A limitation of using these non-GAAP financial measures is that share-based compensation expense and amortization of intangible assets resulting from business acquisitions may continue to exist in Leju’s business for the foreseeable future. Management compensates for these limitations by providing specific information regarding the GAAP amounts excluded from each non-GAAP measure. The accompanying tables provide more details on the reconciliation between non-GAAP financial measures and their most comparable GAAP financial measures.

For investor and media inquiries please contact:

Ms. Christina Wu

Leju Holdings Limited

Phone: +86 (10) 5895-1062

E-mail: ir@leju.com

Philip Lisio

Foote Group

Phone: +86 135-0116-6560

E-mail: phil@thefootegroup.com

LEJU HOLDINGS LIMITED

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(In thousands of U.S. dollars)

	December 31,	September 30,
	2019	2020
ASSETS
Current assets
Cash and cash equivalents	159,012	270,840
Restricted cash	—	2,993
Accounts receivable, net	147,638	202,824
Contract assets	830	604
Marketable securities	3,438	4,406
Prepaid expenses and other current assets	5,436	6,285
Customer deposits	57,174	11,107
Amounts due from related parties	9,673	17,653
Total current assets	383,201	516,712
Property and equipment, net	18,108	16,813
Intangible assets, net	45,581	36,926
Right-of-use assets	26,776	25,651
Investment in affiliates	53	22
Deferred tax assets	49,311	50,513
Other non-current assets	1,450	1,339
Total assets	524,480	647,976

LIABILITIES AND EQUITY
Current liabilities
Accounts payable	1,523	4,141
Accrued payroll and welfare expenses	32,787	29,766
Income tax payable	56,691	62,473
Other tax payable	20,056	23,068
Amounts due to related parties	4,407	23,401
Advance from customers	34,246	104,512
Lease liabilities, current	5,189	5,390
Accrued marketing and advertising expenses	49,830	61,486
Other current liabilities	32,784	25,778
Total current liabilities	237,513	340,015
Lease liabilities, non-current	22,866	21,659
Deferred tax liabilities	11,742	12,028
Total liabilities	272,121	373,702
Shareholders’ Equity
Ordinary shares ($0.001 par value): 1,000,000,000 shares authorized, 135,812,719 and 136,290,356 shares issued and outstanding, as of December 31, 2019 and September 30, 2020, respectively	136	136
Additional paid-in capital	796,192	798,791
Accumulated deficit	(517,303)	(504,119)
Subscription receivables	—	(19)
Accumulated other comprehensive loss	(23,624)	(18,276)
Total Leju Holdings Limited shareholders’ equity	255,401	276,513
Non-controlling interests	(3,042)	(2,239)
Total equity	252,359	274,274
TOTAL LIABILITIES AND EQUITY	524,480	647,976

LEJU HOLDINGS LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(In thousands of U.S. dollars, except share data and per share data)

	Three months ended		Nine months ended
	September 30,		September 30,
	2019	2020	2019	2020

Revenues
E-commerce	153,428	172,385	362,642	377,833
Online advertising	31,466	36,729	101,798	110,658
Listing	505	279	1,357	618
Total net revenues	185,399	209,393	465,797	489,109
Cost of revenues	(13,237)	(14,832)	(55,068)	(55,970)
Selling, general and administrative expenses	(156,977)	(181,781)	(402,994)	(419,451)
Other operating income, net	590	87	958	332
Income from operations	15,775	12,867	8,693	14,020

Interest income (expenses), net	(543)	1,851	42	2,550
Other income (loss), net	(191)	907	1,102	1,620
Income before taxes and income (loss) from equity in affiliates	15,041	15,625	9,837	18,190
Income tax expenses	(3,776)	(3,763)	(2,469)	(4,381)
Income before income (loss) from equity in affiliates	11,265	11,862	7,368	13,809
Income (loss) from equity in affiliates, net of tax of nil	15	(9)	(11)	(31)
Net income	11,280	11,853	7,357	13,778
Less: net income attributable to non-controlling interests	121	161	337	594
Net income attributable to Leju Holdings Limited shareholders	11,159	11,692	7,020	13,184

Earnings per share:
Basic	0.08	0.09	0.05	0.10
Diluted	0.08	0.08	0.05	0.10
Shares used in computation of earnings per ADS:
Basic	135,765,158	136,191,411	135,764,361	135,991,548
Diluted	135,769,998	138,366,523	135,767,912	136,815,220

The conversion of functional currency Renminbi (“RMB”) amounts into reporting currency USD amounts is based on the rate of USD1 = RMB6.8101 on September 30, 2020 and USD1 = RMB7.0177 for the nine months ended September 30, 2020.

LEJU HOLDINGS LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME (LOSS)

(In thousands of U.S. dollars)

	Three months ended		Nine months ended
	September 30,		September 30,
	2019	2020	2019	2020

Net income	11,280	11,853	7,357	13,778

Other comprehensive income (loss), net of tax of nil
Foreign currency translation adjustments	(5,310)	8,601	(5,781)	5,322

Comprehensive income	5,970	20,454	1,576	19,100

Less: Comprehensive income attributable to non-controlling interests	161	104	377	568

Comprehensive income attributable to Leju Holdings Limited shareholders	5,809	20,350	1,199	18,532

LEJU HOLDINGS LIMITED

Unaudited Reconciliation of GAAP and Non-GAAP Results

(In thousands of U.S. dollars, except share data and per ADS data)

	Three months ended		Nine months ended
	September 30,		September 30,
	2019	2020	2019	2020

GAAP income from operations	15,775	12,867	8,693	14,020
Share-based compensation expense	599	1,046	1,770	2,282
Amortization of intangible assets resulting from business acquisitions	3,153	2,640	9,459	8,541
Non-GAAP income from operations	19,527	16,553	19,922	24,843

GAAP net income	11,280	11,853	7,357	13,778
Share-based compensation expense	599	1,046	1,770	2,282
Amortization of intangible assets resulting from business acquisitions	3,153	2,640	9,459	8,541
Income tax benefits:
Current	—	—	—	—
Deferred[2]	(788)	(660)	(2,364)	(2,136)
Non-GAAP net income	14,244	14,879	16,222	22,465

Net income attributable to Leju Holdings Limited shareholder	11,159	11,692	7,020	13,184
Share-based compensation expense (net of non-controlling interests)	599	1,046	1,770	2,282
Amortization of intangible assets resulting from business acquisitions (net of non-controlling interests)	3,153	2,640	9,459	8,541
Income tax benefits:
Current	—	—	—	—
Deferred	(788)	(660)	(2,364)	(2,136)
Non-GAAP net income attributable to Leju Holdings Limited shareholders	14,123	14,718	15,885	21,871

GAAP net income per ADS — basic	0.08	0.09	0.05	0.10

GAAP net income per ADS — diluted	0.08	0.08	0.05	0.10

Non-GAAP net income per ADS — basic	0.10	0.11	0.12	0.16

Non-GAAP net income per ADS — diluted	0.10	0.11	0.12	0.16

Shares used in calculating basic GAAP / non-GAAP net income attributable to shareholders per ADS	135,765,158	136,191,411	135,764,361	135,991,548

Shares used in calculating diluted GAAP / non-GAAP net income attributable to shareholders per ADS	135,769,998	138,366,523	135,767,912	136,815,220

2   Amount represents the realization of deferred tax liabilities recognized for the temporary difference between the tax basis of intangible assets recognized from acquisitions and their reported amounts in the financial statements. The income tax impact on the share-based compensation expense is nil.

LEJU HOLDINGS LIMITED

SELECTED OPERATING DATA

	Three months ended		Nine months ended
	September 30,		September 30,
	2019	2020	2019	2020

Operating data for e-commerce services
Number of discount coupons issued to prospective purchasers (number of transactions)	73,259	66,415	167,628	160,630
Number of discount coupons redeemed (number of transactions)	51,400	57,934	107,194	125,202